UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of the Universe Pharmaceuticals INC 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders (the “Meeting”) of Universe Pharmaceuticals INC (the “Company”) held at 10:00 a.m. Beijing Time on July 3, 2023, the shareholders of the Company adopted resolutions approving all of the ten proposals considered at the Meeting. A total of 71.54% of the 21,750,000 votes exercisable as of May 24, 2023, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	As an ordinary resolution, that Gang Lai be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal One”)

Resolution	For	Against	Abstain
Proposal One	15,432,870	123,217	2,840
Percentage of Voted Shares:	99.21%	0.79%

2.	As an ordinary resolution, that Lin Yang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Two”)

Resolution	For	Against	Abstain
Proposal Two	15,427,876	128,216	2,835
Percentage of Voted Shares:	99.18%	0.82%

3.	As an ordinary resolution, that Jiawen Pang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Three”)

Resolution	For	Against	Abstain
Proposal Three	15,428,871	127,221	2,835
Percentage of Voted Shares:	99.18%	0.82%

4.	As an ordinary resolution, that Ding Zheng be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Four”)

Resolution	For	Against	Abstain
Proposal Four	15,427,871	128,221	2,835
Percentage of Voted Shares:	99.18%	0.82%

5.	As an ordinary resolution, that Yongping Yu be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Five”)

Resolution	For	Against	Abstain
Proposal Five	15,428,900	127,192	2,835
Percentage of Voted Shares:	99.18%	0.82%

6.	As an ordinary resolution, that the Company’s authorized share capital, effective immediately, be increased from US$312,500 divided into 90,000,000 Ordinary Shares of par value US$0.003125 each and 10,000,000 preferred shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 Ordinary Shares of par value US$0.003125 each and 100,000,000 Preferred Shares of par value US$0.003125 each (“Proposal Six”)

Resolution	For	Against	Abstain
Proposal Six	15,358,373	199,354	1,200
Percentage of Voted Shares:	98.72%	1.28%

7.	As an ordinary resolution, that the Company adopt the third amended and restated memorandum of association to reference the increased authorized share capital (in the form set out in Annex A of the proxy statement filed by the Company as Exhibit 99.1 to the current report on Form 6-K on May 24, 2023), in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (“Proposal Seven”)

Resolution	For	Against	Abstain
Proposal Seven	15,368,073	178,954	11,900
Percentage of Voted Shares:	98.85%	1.15%

8.	As ordinary resolutions, that:

1.	conditional upon the approval of the Company’s board of directors (the “Board of Directors”) in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

i.	the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 10 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of par value US$0.003125 each in the capital of the Company as set out in the Company's articles of association (the “Share Consolidation”);

ii.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

iii.	any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion (“Proposal Eight”).

Resolution	For	Against	Abstain
Proposal Eight	15,391,349	182,020
Percentage of Voted Shares:	98.83%	1.17%

9.	As a special resolution, that with effect as of the date the Board of Directors may determine in its sole discretion, the Company adopt a fourth amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex B of the proxy statement filed by the Company as Exhibit 99.1 to the current report on Form 6-K on May 24, 2023), in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation (“Proposal Nine”).

Resolution	For	Against	Abstain
Proposal Nine	15,391,454	155,567	11,906
Percentage of Voted Shares:	99.00%	1.00%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: July 5, 2023	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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